PALMER SQUARE OPPORTUNISTIC INCOME FUND

2000 Shawnee Mission Parkway, Suite 300

Mission Woods, Kansas 66205

VIA EDGAR

November 8, 2018

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Palmer Square Opportunistic Income Fund –File Nos. 333-196094 and 811-22969 (the “Registrant” or the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 2, 2018, regarding the Preliminary Proxy Statement on Schedule 14A filed by the Fund on October 29, 2018. Responses to all of the comments are reflected below and will be incorporated into the definitive proxy statement which will be filed separately.

Questions and Answers About the Proposals

1.	Under “Why are shareholders of the Fund being asked to approve a new investment advisory agreement (Proposal 2)?” please define the interim advisory agreement approved by the Board of Trustees separately from the new advisory agreement that is being proposed for approval by shareholders.

Response: The Fund notes that the Investment Advisory Agreement attached as Appendix D to the Preliminary Proxy Statement serves as both the interim advisory agreement and the proposed New Agreement. In particular, Section 10 of the Investment Advisory Agreement discusses the terms of the agreement during the interim period between the Transaction and shareholder approval of the agreement. The Fund believes the current response to the question “Why are shareholders of the Fund being asked to approve a new investment advisory agreement (Proposal 2)?” reflects this in the emphasized disclosure below.

Under the Investment Company Act of 1940, as amended, the Transaction will result in an assignment and termination of the Fund’s existing advisory agreement with Palmer Square (the “Initial Agreement”). The 1940 Act requires that a new advisory agreement be approved by the board of trustees and shareholders of a fund for it to become effective. In anticipation of the Transaction and these related events, the Board of Trustees of the Trust approved a new advisory agreement on October 17, 2018 (the “New Agreement”) which allows Palmer Square to continue to serve as the investment advisor to the Fund under terms substantially similar to those of the Initial Agreement. The New Agreement will be effective for 150 days from the date of the closing of the Transaction, unless approved by the shareholders of the Fund, in which case the New Agreement will remain in effect for a two-year period.

2.	Under “Why are shareholders of the Fund being asked to approve a new investment advisory agreement (Proposal 2)?” please add a statement that the new investment advisory agreement will replace the interim advisory agreement if approved by shareholders.

Response: Please see the response to Comment 1 above.

3.	Please reconcile the disclosure in the proxy statement to indicate that the new investment advisory agreement, if approved by shareholders, will remain in effect for a two-year period.

Response: Please see the response to Comment 1 above. The Fund believes the current disclosure is appropriate. The New Agreement will be effective for 150 days from the date of the closing of the Transaction, unless approved by the shareholders of the Fund, in which case the New Agreement will remain in effect for a two-year period.

4.	Under “How will the Transaction or the approval of the New Agreement affect me as a Fund Shareholder (Proposal 2)?”, please revise the last sentence in the response to state that the portfolio managers are expected to continue to manage the Fund under the new agreement.

Response: The Fund has revised the disclosure as requested.

Information regarding the Nominee, Trustees and Officers of the Fund

5.	Please confirm in your written response that if the Fund lawfully identifies or nominates a substitute nominee before the meeting, the Fund will file an amended proxy statement that: (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the proxy statement and to serve, if elected, and (3) includes disclosures required by Items 5(b) and 7 of Schedule 14A with respect to the nominees.

Response: The Fund has removed the “Election of Christopher D. Long as trustee” proposal from the proxy statement. As a result, the Fund believes the comment is no longer applicable.

6.	Please advise whether the Fund is required to identify or nominate a substitute nominee in order to comply with any applicable fund advance notice bylaw.

Response: The Fund has removed the “Election of Christopher D. Long as trustee” proposal from the proxy statement. As a result, the Fund believes the comment is no longer applicable.

Approval of New Investment Advisory Agreement

7.	Please add the disclosure required under Item 22(c)(6) and Instructions 1 and 2.

Response: Item 22(c)(6) asks for a description of any direct or indirect material interest of any trustee of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any parent or subsidiary of the investment adviser (other than another fund), or any subsidiary of the parent of such entities was or is to be a party. The Fund notes that Mr. Long has resigned from his position as trustee and that the two independent trustees do not have any material interest in the Transaction. As a result, the Fund does not believe the disclosure under Item 22(c)(6) is applicable.

8.	Please add to the Questions and Answers a statement that no changes to the Fund’s advisory fee or expense cap were being proposed in connection with the Transaction.

Response: The Fund has added this information to the Questions and Answers section, as requested.

9.	With respect to the advisory agreement, please add disclosure that the Fund is in compliance with the conditions of Section 15(f)(1)(A)(i) and (ii). If the safe harbor conditions of Section 15(f) are not satisfied, please explain in your written response why the former adviser is not breaching its fiduciary duty under Section 36.

Response: The requested disclosure has been added. At the time of the Transaction, the Fund will be in compliance with the safe harbor conditions of Section 15(f).

Quorum and Adjournments

10.	The sentence in the first paragraph which reads “[t]he persons named as proxies will vote in favor of adjournment those shares of the Fund which they represent if adjournment is necessary to obtain a quorum or to obtain a favorable vote on any proposal,” suggests that an adjournment is contemplated. If so, this should be set out as a separate matter on the proxy card.

Response: The second sentence of the section has been replaced with the following:

The chairperson of the Meeting, the chairperson of the Board or any authorized officer of the Fund may adjourn the Meeting if a quorum is not present, sufficient votes are not received by the date of the Meeting, or for any other reason.

11.	The last sentence of the second paragraph states “[a]ssuming the presence of a quorum, abstentions and broker non-votes have the effect of negative votes.” Please confirm whether this is accurate with respect to both proposals.

Response: The Fund has modified this sentence as follows:

Because the proposal is expected to “affect substantially” a shareholder's rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the proposal is non-discretionary). Because the proposal is non-discretionary, the Fund does not expect to receive broker non-votes. Assuming the presence of a quorum, abstentions will have the effect of votes against the proposal.

Independent Public Accountants

12.	Please add the information required by items 407(d)(3)(i) and (ii) of Regulation S-K, as required by Item 22(b)(16) of Schedule 14A.

Response: The Fund has removed the “Election of Christopher D. Long as trustee” proposal from the proxy statement. As a result, the Fund does not believe Item 22(b)(16) is applicable.

Proxy Card

13.	Please confirm the proxy card will contain an area for shareholders to mark their votes on the proposals.

Response: The Fund confirms the proxy card will contain boxes for shareholder to mark their votes on the proposals.

* * * * *

Please contact me at 626-385-5777 should you have any questions or comments regarding the filing.

Sincerely,

/s/DIANE J. DRAKE

Diane J. Drake, Esq.

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